104 - 9295 198th Street
Langley BC V1M3J9
Tel: 604.336.0881
Email:news@abattis.com

December 5, 2016

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.W.
Washington, D.C. 20549

Re: Abattis Bioceuticals Corp. – Registration Statement on Form F-1, Registration No. 333-203701

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Abattis Bioceuticals Corp. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form F-1 (File No. 333-203701), together with all exhibits thereto, initially filed on April 28, 2015 (the “Registration Statement”).

Due to prevailing market conditions, the Company has determined not to utilize the Registration Statement for an initial public offering at this time. The Company hereby confirms that no securities have been or will be sold pursuant to the Registration Statement.

The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to Rene David, CFO of the Company at the above-mentioned address.

If you have any questions with respect to this matter, please contact the undersigned.

Sincerely,

ABATTIS BIOCEUTICALS CORP.

/s/ "Rene David"
Rene David, CFO, acting CEO